Thacher Proffitt & Wood llp Two World Financial Center New York, NY 10281 (212) 912-7400

Fax: (212) 912-7751 www.tpw.com Direct Dial: 7420

April 19, 2006

By EDGAR

Securities and Exchange Commission
Filing Desk - Division of Corporation Finance
450 Fifth Street, N.W.
Judiciary Plaza
Washington, D.C. 20549

Attention: Filing Desk

Re:
Nomura Asset Acceptance Corporation
Amendment No. 3 to Registration Statement on Form S-3
relating to Mortgage Backed Certificates and Mortgage
Backed Notes, File Number 333-132108, to be combined with
Registration Statement No. 333-126812 pursuant to Rule 429

Ladies and Gentlemen:

On behalf of Nomura Asset Acceptance Corporation (the “Registrant”), we have caused to be filed with you electronically under EDGAR, the above-captioned Amendment No. 3 to Registration Statement on Form S-3 (the “Amendment”). In addition, we have been advised that payment of the filing fee, in the amount of $1,070,000.00 has been made to you by the Registrant by wire transfer in federal same day funds.

The primary objectives of the Amendment are (i) to register an additional $10,000,000,000.00 of Mortgage Backed Certificates and Mortgage Backed Notes and (ii) to respond to a final comment given to the Registrant, as set forth below, in connection with the SEC’s review for Regulation AB compliance. The filing is intended, upon effectiveness, to be combined with Registration Statement No. 333-126812 pursuant to Rule 429 under the Securities Act of 1933, as amended.

New York, NY	Washington, DC	White Plains, NY	Summit, NJ	Mexico City, Mexico

Nomura Asset Acceptance Corporation
April 19, 2006

We have enclosed both clean and marked copies to show changes of the reviewed filing in response to the comments listed below.

Registration Statement on Form S-3

Base Prospectus

Purchase Obligations

Comment:

1
In reviewing the revisions to this section in response to our comment letter, the last clause of the first sentence seems to conflict with the new language which was incorporated to clarify that the purchase obligation would not be a right or obligation of a holder of an offered class and therefore, would seem to create a redeemable security under Rule 3a-7 of the Investment Company Act.

Response:

We have deleted the last clause of the first sentence in the Purchase Obligations section of the base prospectus.

If you need any additional information, please contact Timothy Crowley at (212) 912-7494 or the undersigned at (212) 912-7420 with any other questions.

Sincerely, /s/ Serena M. Mentor
Serena M. Mentor

Copy with enclosures to:

Susan Min
Division of Corporation Finance